Exhibit 99.1

SilverCrest Appoints Vice President, Corporate Development

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, BC – January 31, 2013 - SilverCrest Mines Inc. (TSX‐V: SVL) is pleased to announce the appointment of Mr. Marcio Fonseca (P.Geo.) to the newly created position of Vice President, Corporate Development. In his new position, Mr. Fonseca will be responsible for developing, implementing and executing all aspects of SilverCrest’s corporate development opportunities designed to accelerate the Company’s growth and enhance its shareholder’s value. Mr. Fonseca’s responsibilities will be to forge new and strengthen existing relationships with institutional and retail investors, source and evaluate opportunities for corporate and property acquisitions, develop and implement corporate financial strategies and raise the corporate profile of the Company in the general investment community through marketing and presentation of the Company’s assets and plans for growth

Mr. Fonseca has more than 20 years of experience in international mine finance, corporate and project evaluation.  Most recently Mr. Fonseca was a Division Director in Macquarie Metals and Energy Capital (Canada) ltd, where he developed a successful career over the last 9 years, focused on equity and debt financing for the mining sector. Mr. Fonseca has been directly involved in successful mining financings for the development of mining projects worldwide. Prior to that, Mr. Fonseca held corporate positions in business development, project development, operations and exploration with Vale and Phelps Dodge in Latin America. Mr. Fonseca holds a Bachelor of Science degree in Geology from The Federal University of Minas Gerais - Brazil, Specialization in Engineering Economics from Fundação Dom Cabral-Brazil and an MSc in Mineral Project Appraisal from the Royal School of Mines, Imperial College, London. Mr. Fonseca’s experience combines valuation, financing, operations and project management. Mr. Fonseca will be part of the SilverCrest’s team, helping to create a solid foundation for growth.

J. Scott Drever, President of the Company, commented: “We are delighted that Mr. Fonseca has chosen to join SilverCrest’s senior management team. Mr. Fonseca’s broad skill set and experience in international mining finance and project development will be extremely valuable in the advancement of the Company’s position as a mid-tier precious metals producer.”

The company also announces the grant of incentive stock options to purchase 350,000 common shares of SilverCrest which are exercisable at $2.60 per share, have a five year term and are subject to vesting in accordance with applicable Company policies.

SilverCrest Mines Inc. (TSX-V: SVL; NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag: Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the life of the current open pit at the Santa Elena Mine. An expansion plan is underway to double metals production at the Santa Elena Mine (open pit and underground) and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango State.

“J. Scott Drever”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

J. Scott Drever, President SILVERCREST MINES INC.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)
accepts responsibility for the adequacy or accuracy of this release.

2